Delisting Determination, The Nasdaq Stock Market, LLC, December 21, 2022, Zovio Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Zovio Inc., effective at the opening of the trading session on January 3, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on November 1, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on November 10, 2022.